UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11023384

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 53650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Divine Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 36th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Danielle Hughes **(212) 344-5867**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Danielle Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divine Capital Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LORRAINE ALEJANDRO
No. 01AL6140012
Exp. Dec. 4, 2014
NASSAU COUNTY
STATE OF NEW YORK

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Divine Capital Markets LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets LLC (a limited liability company) (the "Company"), a wholly owned subsidiary of Divine Holdings, LLC, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Divine Capital Markets LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company incurred a loss of approximately $282,000 in 2010. This factor and the others discussed in Note 2 raise substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 2. The statement of financial condition does not include any adjustments relating to the recoverability of assets, or the amounts and classification of liabilities, that might be necessary in the event that the Company cannot continue in existence.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	9,981
Receivable from and deposit with clearing broker		363,193
Property and equipment, net of accumulated depreciation of $132,608		9,685
Prepaid expenses		32,603
Other assets		10,269
TOTAL ASSETS	$	425,731
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	279,569
Payable to Parent		841
Total liabilities		280,410
Commitments and contingencies (Note 10)		
Member's equity		145,321
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	425,731

See accompanying notes to statement of financial condition.

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets LLC (the "Company") is a limited liability company organized in New York State. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, and investment advisory and private placement services. The Company is a wholly owned subsidiary of Divine Holdings LLC (the "Parent" and sole member).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2. GOING CONCERN

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company incurred a loss of approximately $282,000 in 2010 (the statement of operations has not been presented herein) and requires additional financing either through loans or capital infusion from its Parent to continue operating. Absent such support from its Parent or other affiliates, or the ability to operate profitably and with positive cash flow, the Company's regulatory net capital could be adversely and materially impacted. If this were to occur, the Company may have to cease operations.

Management has initiated several measures that it believes will provide the necessary financing to continue operating and to meet its regulatory requirements. These measures include reducing staff levels and overhead costs while continuing its core business of commission-based services (retaining key producers) and investment banking and research services for its customers. Management believes that these initiatives should lead to improved operating results and the ability to continue to maintain regulatory net capital requirements. However, there is no assurance that such measures will be successful. The statement of financial condition does not include any adjustments relating to the recoverability of assets, or the amounts and classification of liabilities, that might be necessary in the event that the Company cannot continue in existence.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis. Revenue from its investment advisory and private placement services is recognized at the time the transaction is closed. The Company receives fee income for research directly from clients or from other brokerage firms as directed by their clients and is recognized at the time funds are received.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated lives of the assets. Leasehold improvements are amortized over the life of the lease.

Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)
The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Subsequent Events
In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. Subsequent to December 31, 2010, the Parent contributed approximately $85,000 to the Company. Except as disclosed above, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 31, 2010, and the deposit with the clearing organization. A clearing deposit of $100,000 is required by the clearing organization.

NOTE 5. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

In addition, the Company is a member of other exchanges that trade and clear securities or futures contracts, or both. The agreements associated with the membership indemnify the exchanges for failure by the Company to comply with the obligations of the agreements, and any loss from a claim that might arise from trades that violate securities laws. Although the rules governing the different exchange memberships vary, in general, the Company's obligations would arise only if the exchange had previously exhausted its resources. The Company has not reflected any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company maintains its cash accounts at one commercial bank in amounts that, at times, may exceed the federal insurance limit.

NOTE 6. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

NOTE 6. INCOME TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2007.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Furniture and equipment	$	54,284
Computers		80,522
Leasehold improvements		7,487
		142,293
Less: accumulated depreciation and amortization		(132,608)
Property and equipment, net	$	9,685

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2010:

Commissions payable	$	149,288
Operating expenses		130,281
	$	279,569

NOTE 9. FAIR VALUE MEASUREMENTS

The securities received as compensation by the Company during 2010 and distributed to its Parent had a fair value of $40,272 and were categorized as Level 3 in the valuation hierarchy as a result of the restrictions on the sale of such securities.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in New York City under a sublease that expires on March 30, 2011. Additionally, the Company leases office space in Park Ridge, Illinois, under a lease that expires on July 31, 2011.

The approximate future minimum annual payments due under the leases amount to $24,424.

NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

On February 25, 2011, the SEC notified the Company and its counsel that the SEC had issued an Order Instituting Administrative and Cease and Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 15(b) of the Securities Exchange Act of 1934 (the "Order") and commenced an administrative proceeding against the Company, its CEO, and a former associated person of the Company. The Order alleges, among other things, that the Company engaged in the sales of "penny stocks" in violation of the registration provisions of Section 5 of the Securities Act of 1933, and that the Company and the CEO failed to supervise in connection with those sales. Since the administrative proceeding has just commenced, management is unable to assess the likelihood of an adverse outcome or the extent of any sanctions that may be imposed against the Company and/or the CEO. Accordingly, no amounts have been accrued in the accompanying statement of financial condition. Management intends to vigorously defend the case unless a reasonable settlement can be concluded.

NOTE 11. NET CAPITAL COMPUTATION

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $89,704, which exceeded the Company's minimum net capital requirement of $18,694. The Company's percentage of aggregate indebtedness to net capital was 313% at December 31, 2010.